File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of April 14, 2003

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 04-14-03	By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

April 14, 2003

Dynamic Announces Fiscal 2003 Capital Expenditures Budget

DYNAMIC OIL & GAS, INC. is pleased to announce its board-approved capital expenditures and exploration expense budget of C$26.5 million for 2003.

Due to our previous year-end, last year’s budget authorized us to incur capital through to March 31, 2003. For comparative purposes, this budget covers our full, new fiscal year ending December 31, 2003.

Wayne Babcock, President and CEO, commented: “We are a company that believes in growing by the ‘drill-bit’ and I’m pleased to report our business plan for 2003 incorporates the most aggressive drilling and land acquisition budget in our corporate history. We plan to spend $10.8 million on drilling and $C6.1 million to acquire new, prospective lands. A further $C2.8 million is earmarked for either 2D or 3D seismic, the majority of which is to be spent in NE British Columbia.”

Our budget is split 52% development and 48% exploratory, and includes a 20-well drilling program, 14 new wells and 6 re-entries. Of the 14 new wells, half are planned for NE British Columbia and the other half for Alberta.

Well completions, tie-ins and pipelining costs for the year are expected to amount to $C5.4 million and cover the cost to bring on production of five standing, previously-drilled natural gas wells in NE British Columbia. A further $C1.4 million has been set aside for expansion and/or facilities enhancements in Alberta.

We expect to finance our 2003 capital and exploration spending from operating cash flows supported by a revolving line of credit with our corporate bank.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. We own working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock

President & CEO

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY AS TO WHETHER THE SIKANNI WELLS WILL COMMENCE AND SUSTAIN PRODUCTION LEVELS AT INITIAL TEST RATES FOR A REASONABLE PERIOD OF TIME; THAT DRILLING, TESTING, TIE-INS AND FACILITIES EXPANSION PROJECTS WILL MEET SCHEDULED TIMING AS INDICATED; AND THAT SIX WELLS WILL BE DRILLED AT SIKANNI BEFORE THE END OF 2003. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT ZONES NOT YET COMPLETED AND TESTED AT SIKANNI WILL RESULT IN THE ESTABLISHMENT OF COMMERCIAL RESERVES AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 19, 2002."